

05040681

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48294

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEXUS FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2910 NORTH ARCADIA STREET, #200
(No. and Street)

COLORADO SPRINGS (City) COLORADO (State) 80907-6335 (Zip Code)

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. FORBES 719-630-7204
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICKORDS & ASSOCIATES, P.C.
(Name — *if individual, state last, first, middle name*)

617 NORTH 17TH STREET, SUITE 100, COLORADO SPRINGS, CO 80904-3578
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 0 3 2005
WASH. D.C. 152 SECTION
RECD S.E.C.
526

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT A. FORBES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEXUS FINANCIAL, INC., as of DECEMBER 31, 192004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



DIANA L. LOVE
NOTARY
PUBLIC
STATE OF COLORADO

My Commission Expires 11/10/2007

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Nexus Financial, Inc.

We have audited the accompanying balance sheet of Nexus Financial, Inc. as of December 31, 2004, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nexus Financial, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

Rickords & Associates, P.C.
Colorado Springs, CO 80904
February 18, 2005

FINANCIAL STATEMENTS

NEXUS FINANCIAL, INC.
Statement of Financial Condition
December 31, 2004 and 2003

Assets

	2004	2003
Current assets:		
Cash	$ 7,342	$ 1,194
Accounts receivable	45,885	00
Total current assets	53,227	1,194
Investments:		
Marketable securities	8,208	7,468
NASD Investment	3,300	3,300
Total investments	11,508	10,768
Total assets	$64,735	$11,962

Liabilities and Stockholders' Equity

	2004	2003
Current liabilities:		
Accounts payable	$ 6,231	$ 00
Income taxes payable	7,540	00
Total current liabilities	13,771	00
Stockholders' equity		
Common stock, ($1 par, 50,000 shares authorized, 1,500 issued)	1,500	1,500
Paid-in capital	10,050	10,050
Unrealized gain on marketable securities	1,368	200
Retained earnings	38,046	212
Total stockholders' equity	50,964	11,962
Total liabilities and stockholders'equity	$64,735	$11,962

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Statement of Income and Retained Earnings
For the years ended
December 31, 2004 and 2003

	2004	2003
Total Revenue	$418,263	$386,164
Selling expenses:		
Management fees	166,900	217,134
Profit sharing contributions	00	00
Money purchase contributions	00	00
Travel	20,045	20,037
Total selling expenses	186,945	237,171
General and administrative expenses:		
Salaries	68,400	68,400
Bank charges	145	296
Dues and subscriptions	4,100	6,279
Insurance	48,104	35,641
Professional fees	9,550	4,450
Miscellaneous expense	678	00
Office expense	15,570	9,488
Outside services	2,445	983
Postage	4,330	4,944
Printing	1,774	406
License and fees	4,871	959
Public relations	530	00
Telephone	6,137	10,589
Rent expense	13,750	18,000
Repair and maintenance	296	635
Taxes	7,839	5,725
State income tax	1,106	00
Total general and administrative expenses	189,625	166,795
Total Expenses	376,570	403,966
Net income (loss) before federal income tax	41,693	(17,802)
Federal income tax	(6,434)	00
Net income after federal income tax	35,259	(17,802)
Retained earnings, beginning of year	212	21,359
Income tax refund	2,575	00
Federal income tax prior period	00	(3,345)
Retained earnings, end of year	$ 38,046	$ 212
Earnings (loss) per share	$ 25.36	$ .14

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Statement of Cash Flows
For the years ended
December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Cash received from clients	$372,378	$386,164
Cash paid to employees, suppliers, and for services	(366,230)	(411,085)
Net Cash From Operating Activities	6,148	(24,921)
Cash & cash equivalents at beginning of period	1,194	26,115
Cash & cash equivalents at end of period	$ 7,342	$ 1,194

Reconciliation of Net Income to Net Cash
Provided by Operating Activities

	2004	2003
Net income (loss)	$ 35,259	$(21,147)
Adjustment to reconcile net income to Net cash provided by operating Activities:		
Federal income tax refund	2,575	00
Changes in:		
Decrease (increase) in accounts receivable	(45,885)	00
Decrease (increase) in marketable securities	(740)	(429)
Unrealized gain on marketable securities	1,168	00
(Decrease) increase in accrued expenses	6,231	00
(Decrease) increase in income tax payable	7,540	(3,345)
Total adjustments	29,111	(3,774)
Net Cash From operating activities	$ 6,148	$(24,921)

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Statement of Changes in Stockholders Equity
For the years ended
December 31, 2004 and 2003

	Common Stock	Paid-in Capital	Retained Earnings	Unrealized Gain(Loss)	Total
Balance, December 31, 2002	$1,500	$10,050	$21,359	$ (904)	$32,005
Prior period income tax	00	00	(3,345)	00	(3,345)
Marketable securities Adjustment	00	00	00	1,104	1,104
Net loss, December 31, 2003	00	00	(17,802)	00	(17,802)
Balance, December 31, 2003	1,500	10,050	212	200	11,962
Marketable securities Adjustment	00	00	00	1,168	1,168
Income tax refund	00	00	2,575	00	2,575
Net income, December 31, 2004	00	00	35,259	00	35,259
Balance December 31, 2004	$ 1,500	$10,050	$38,046	$1,368	$50,964

The accompanying notes are an integral part of these financial statements.

NEXUS FINANCIAL, INC.
Notes to Financial Statements
Years Ended December 31, 2004 and 2003

(1) The Company is owned by four stockholders

500 shares	Robert A. Forbes
500 shares	Stephen R. Dierks
500 shares	Clifford B. Poulton
500 shares	Louis M. Jiminez

In accordance with regulations under the Securities Exchange Act of 1934 the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

(2) Summary of Significant Accounting Policies

a. Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

b. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

c. Commissions

Commissions and related clearing expenses are recorded on trade-date basis as securities transactions occur.

d. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

e. Deferred Compensation

No provision is made for holidays and sick leave pay since only those on commission basis would be eligible and there is no agreement. Any amounts determined for deferred compensation would be immaterial. No provisions for salaried personnel.

f. Property and Equipment

Property and equipment are carried at cost. Maintenance and repairs are charged to costs as incurred. Expenditures for major betterments are capitalized. Gain or loss on retirement of property is included in income.

g. Estimates

There are no significant estimates used in preparation of financial statements.

(3) Related party transactions

Four stockholders own the Company. During the period ended December 31, 2004, a management fee in the amount of $166,900 was paid to Nexus Financial Programs, Inc., which is also owned by Robert A. Forbes, Stephen R. Dierks, Clifford B. Poulton and Louis M. Jiminez. The building is owned by SCR, LLC with the equal partners: Robert A. Forbes, Stephen R. Dierks and Clifford B. Poulton.

(4) Financial Instruments

The Company maintains one bank account at U.S. Bank. The balance at December 31, 2004 was $7,327.82. The Federal Deposit Insurance Corporation up to $100,000 insures accounts at the institution. At December 31, 2004, there were no concentrations of credit risk in the cash accounts.

(5) Profit Sharing Plan

A Profit-Sharing Plan was established with the effective date of April 1, 1995. Employees are eligible with 0 years of service when they have attained the age of 21. Credited service is based on actual hours for which an Employee is paid or entitled to payment. Contributions are discretionary pursuant to Employer resolution and if no resolution is adopted then 3% of Participant's compensation. Normal retirement age shall be 55 years. The plan permits hardship withdrawal and loans to Participants. There is 100% vesting immediately after satisfaction of the eligibility requirements.

(6) Money Purchase Pension Plan

A money purchase plan was established September 11, 1997. Employees are eligible with 0 years of service when they have attained the age of 21. Compensation is determined by wages paid for purposes of income tax withholding. The employer will contribute 10% of compensation for each participant. Normal retirement age is 55 with no early retirement permitted. Vesting is immediate after eligibility requirements are satisfied.

(7) Management Agreement

An agreement for management services was entered into on November 3, 1995 between Nexus financial Programs, Inc. and Nexus Financial, Inc. to purchase management services on a continuing basis beginning January 1, 1996, to pay a management fee. The fee will be the lesser of 100% of the gross dealer concessions and service fee actually received during the prior month or such amount that when properly recorded will not cause the "Net capital" as defined by the NASD to fall below 120% of the Net Capital requirement.

(8) Earnings (Loss) per Share

Earnings (loss) per share of common stock were computed by dividing net income (loss) by the number of common shares outstanding for the year.

(9) Liabilities Subordinated to Claims of General Creditors

There were no borrowings under subordination agreements at December 31, 2004.

The Company had no other debt at December 31, 2004.

(10) Capital Stock

A summary of the corporation's capital stock at December 31, 2003, is as follows:

Common stock -- $1.00 per value
Authorized -- 50,000 shares
Issued and outstanding -- 1,500 shares

(11) Risk

a. Cash-Checking account was maintained in one bank with a balance of $7,341.82 fully covered by FDIC insurance.

b. The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

SUPPLEMENTARY INFORMATION

FORM X-17A-5

3/91

FOCUS REPORT

(5-31-07)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: NEXUS FINANCIAL, INC. [13]

SEC FILE NO.: 8-48294 [14]

FIRM ID. NO.: [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2910 ARCADIA STREET, #200 [20]
(No. and Street)

COLORADO SPRINGS [21] COLORADO [22] 80907-6335 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1-1-04 [24]

AND ENDING (MM/DD/YY): 12-31-04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: ROBERT A. FORBES [30]

(Area Code)—Telephone No.: 719-630-7204 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25th day of Feb. 19 2005

Manual signatures of:

1) 
Principal Executive Officer or Managing Partner

2) 
Principal Financial Officer or Partner

3) 
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-04 [99]

SEC FILE NO. 8-48294 [98]

Consolidated [198]

Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 7,342	200			$ 7,342	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers	3,389	355	42,496	600	45,885	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	8,208	424				
E. Spot commodities		430			8,208	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440	3,300	610	3,300	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 18,939	540	$ 45,796	740	$ 64,735	940

OMIT PENNIES

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. as of 12-31-04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	13,771 [1205]	[1385]	13,771 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 13,771 [1230]	$ [1450]	$ 13,771 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		1,500 [1792]
C. Additional paid-in capital		10,050 [1793]
D. Retained earnings		39,414 [1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 50,964 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 64,735 [1810]

OMIT PENNIES

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC.

For the period (MMDDYY) from 1-1-04 [3932] to 12-31-04 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		418,263	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue			3995
9. Total revenue		$ 418,263	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		$ 120,243	4120
11. Other employee compensation and benefits		21,533	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		4,863	4195
15. Other expenses		229,931	4100
16. Total expenses		$ 376,570	4200

NET INCOME

Item		Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 41,693	4210
18. Provision for Federal income taxes (for parent only)		6,434	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 35,259	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC.

For the period (MMDDYY) from 1-1-04 to 12-31-04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item				Amount	Code
1. Balance, beginning of period				$ 11,962	4240
A. Net income (loss)				35,259	4250
B. Additions (Includes non-conforming capital of	$	4262	)	2,575	4260
C. Deductions (Includes non-conforming capital of	$	4272	)	1,168	4270
2. Balance, end of period (From item 1800)				$ 50,964	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. as of 12-31-04

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 50,964	348
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	349
3.	Total ownership equity qualified for Net Capital			50,964	350
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				352
	B. Other (deductions) or allowable credits (List)				352
5.	Total capital and allowable subordinated liabilities			$	353
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 45,796	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(45,796)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 5,168	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	1,231	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(1,231)	3740
10.	Net Capital			$ 3,937	3750

OMIT PENNIES

/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. as of 12-31-04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Item		Amount	Box
11.	Minimum net capital required (6-2/3% of line 19)	$	918	37
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	37
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	37
14.	Excess net capital (line 10 less 13)	$	(1,063)	37
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	2,559	37

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Item			Box		Amount	Box
16.	Total A.I. liabilities from Statement of Financial Condition				$	13,771	37
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		38
19.	Total aggregate indebtedness				$	13,771	38
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	350	38
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		38

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Item		Amount	Box
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		38
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		38
24.	Net capital requirement (greater of line 22 or 23)	$		37
25.	Excess net capital (line 10 less 24)	$		391
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		392

OMIT PENNI

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER NEXUS FINANCIAL, INC. as of 12-31-04

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 4550

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained 4560

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 4335 4570

D. (k) (3)—Exempted by order of the Commission 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ NONE 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

RICKORDS & ASSOCIATES, P.C.

617 N. 17TH STREET, SUITE 100	COLORADO SPRINGS	CO 70	80904
ADDRESS Number and Street	City	State	Zip Code

71 72 73 74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

NEXUS FINANCIAL, INC.

Computation for Determination of Reserve
Requirements in accordance with Rule 15c3-3

And

Reconciliation of Computation of Reserve
Requirements pursuant to Rule 17a5(d) (4)

And

Information Relating to the Possession or
Control Requirements under Rule 15c3-3

Under the Securities Exchange Act of 1934

December 31, 2004 and 2003

Under Rule 15c3-3 (k) (2) (B) Nexus Financial, Inc. is exempt from a computation for determination of Reserve Requirements as required under Rule 15c3-3 the respective Reconciliation of Computation for determination of Reserve Requirements as required under Rule 17A5 (d) (4) and information relating to the possession or control required under Rule 15c3-3.

NEXUS FINANCIAL, INC.

Computation of Aggregate Indebtedness and Net Capital in accordance with Rule 15c-1 under the Securities Exchange Act of 1934.

December 31, 2004

Aggregate Indebtedness:	
Accrued expenses	$13,771
Total aggregate indebtedness	$13,771
Net Capital:	
Credit items:	
Retained earnings	$38,046
Unrealized gain on marketable securities	1,368
Additional paid-in capital and common stock	11,550
Total credit items	50,964
Deductions and Charges:	
Nonallowable assets	45,796
Haircut	1,231
Total deductions and charges	47,027
Net Capital	$ 3,937
Capital Requirements:	
Required capital	$ 5,000
Net capital short of requirements	(1,063)
Net Capital	$ 3,937
Percent of aggregate indebtedness to Net Capital	49%

There were no liabilities subordinated to claims of general creditors.

NEXUS FINANCIAL, INC.

Reconciliation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2004

Computation of Net Capital

Net capital as reported on 17a-Part IIA (Focus Report) as of December 31, 2004	$3,937



RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Accountants' Report of Material Inadequacies

Our examination of the basic financial statements presented in the preceding section of this report was made in accordance with Rule 17a-5(j). In our opinion, no material inadequacies were found to exist in the accounting system and procedures or the system for handling and safeguarding customer's securities during the periods ended December 31, 2004 and December 31, 2003.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

Rickords & Associates, P.C.
February 18, 2005



RICKORDS &ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Accountant's Report on Internal Control

Board of Directors
Nexus Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Nexus Financial, Inc., (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

Rickords & Associates, P.C.
February 18, 2005